                                                                       EXHIBIT 1

     Mr. Melvin L. Hecktman is President of Hecktman Management, an investment management and consulting firm. Mr. Hecktman served as Vice Chairman of the Company from September 1, 1989 through August 31, 1993. For several years prior to January 1984, he had served in various executive capacities. Mr. Hecktman also serves as a director of Gulf South Medical Supply, Inc.

     Mr. Hewson has been President and Chief Operating Officer of the Company since April 10, 1991. He had been Executive Vice President of the Company since March 1990. Prior to that, he had been President of ACCO International's U.S. Division since 1989 and President of its Canadian Division since 1987. ACCO International is a manufacturer of traditional office products and a subsidiary of American Brands, Inc. American Brands is a global consumer products holding company. He is also employed by and is an executive officer of United.

CONCERNING THE BOARD OF DIRECTORS AND BOARD COMMITTEES

     During the fiscal year ended August 31, 1994, the Board of Directors held eight meetings and took action by unanimous written consent in lieu of meeting on five occasions. Each director attended all of (1) the meetings of the Board of Directors held during the last full fiscal year and (2) the meetings held by all committees of the board on which he served (during the periods that he served) during the last fiscal year.

     Directors who are not officers or employees of the Company receive an annual retainer fee of $18,000, plus a fee of $1,000 for each board meeting attended and a fee of $600 for each committee meeting attended. An additional fee of $250 per committee meeting is paid to the chairman of each committee. When Company business requires an overnight stay for a board or committee meeting, an additional $600 is paid. Certain of such fees may be deferred under the Directors' Deferred Compensation Plan. The Company also has a retirement program for its outside directors who have served at least one year as a director. Under the program, directors are entitled to receive, upon their retirement from the board after the age of 65, 50% of their last annual retainer per year of service for those directors with less than seven years of service and 100% of their last annual retainer per year of service as a director for those with 7 or more years of service. In addition, all directors are reimbursed for travel expenses incurred in attending meetings. The Company also maintains a term life insurance policy in the amount of $100,000 for the benefit of each director.

     The Board of Directors has an Executive Committee, an Audit Committee, a Compensation Committee, a Finance Committee and a Nominating Committee.

     During the fiscal year ended August 31, 1994, the Executive Committee consisted of Joel D. Spungin (Chairman), Melvin L. Hecktman and Jack J. Crocker through January 1994. Upon Jack Crocker's retirement from the Board of Directors in January 1994, Jeffrey K. Hewson was appointed in his place. The Executive Committee met three times during the last fiscal year. The Executive Committee is authorized to exercise the powers of the Board of Directors in the management of the business and affairs of the Company with certain exceptions. The Executive Committee also serves as the administrative committee for the Company's Voluntary Employees' Beneficiary Association.

     During the fiscal year ended August 31, 1994, the Audit Committee consisted of Jack Twyman (Chairman), E. David Coolidge III, Jack J. Crocker, Ira A. Eichner and David R. Smith. Douglas K. Chapman replaced Jack Crocker as a member of the Audit Committee in January 1994. The Audit Committee met four times during the last fiscal year. The functions of the Audit Committee are to recommend the independent public accountants to the Board of Directors; review the scope of the independent public accountants' examination; review the compensation of the independent public accountants; consider the results of the independent public accountants' review of internal accounting controls and suggestions for improvements; discuss matters of concern to the independent public accountants resulting from the audit; review changes in accounting principles in the financial statements; and review nonauditing services performed for the Company by the independent public accountants.

     During the fiscal year ended August 31, 1994, the Compensation Committee consisted of E. David Coolidge III (Chairman), Jack J. Crocker, David R. Smith and Jack Twyman. Douglas K. Chapman replaced Jack J. Crocker upon his retirement in January 1994. The Compensation Committee met three times during the last fiscal year. The Compensation Committee reviews and makes recommendations upon proposals by management as to compensation, bonuses, employment agreements and other benefits, and policies respecting such matters, for the officers of the Company and its subsidiaries. The members of the Compensation Committee also serve as the Plan Administrative Committee for the Company's 1981 Stock Incentive Award Plan, as the Incentive Committee of the Management Incentive Plan, as the Committee administering the Executive Bonus Plan, as the Administrative Committee for the 1985 Nonqualified Stock Option Plan and as the Investment Committee for the United Stationers Inc. Profit Sharing Trust.

     During the fiscal year ended August 31, 1994, the Finance Committee consisted of Joel D. Spungin (Chairman), E. David Coolidge III, Ira A. Eichner, Melvin L. Hecktman and David R. Smith. The Finance Committee met two times during the last fiscal year. The function of the Finance Committee is to review management's proposed policies and actions, and make appropriate recommendations to the Board of Directors regarding: the Company's basic capital structure and long-term financial goals; the type, timing, amount and cost of long-term debt and equity financing; acquisition and divestiture opportunities; the repurchase of the Company's shares; the annual operating and capital expenditure plans; liquidity management; capital acquisitions and dispositions in excess of $1.5 million; and dividend policy and quarterly payments.

     During the fiscal year ended August 31, 1994, the Nominating Committee consisted of Jerold A. Hecktman (Chairman), Jack J. Crocker, E. David Coolidge III and Ira A. Eichner. Jack Twyman was named to replace Jack Crocker at the January 1994 meeting. The Nominating Committee met once during the fiscal year ended August 31, 1994. The Nominating Committee was formed to seek nominees for the Board of Directors. The Nominating Committee will consider nominees recommended by stockholders. Any stockholder wishing to submit a recommendation to the Nominating Committee should send a signed letter of recommendation to United Stationers Inc., 2200 East Golf Road, Des Plaines, Illinois 60016-1267,
Attention: Otis H. Halleen, Secretary. Recommendation letters should state the full name and address of each proposed nominee, a brief resume, a brief biographical history including past and current directorships and employment, and the reasons for recommendation. Nominations for election at the Company's Annual Meeting to be held in January 1996 must be submitted no later than October 13, 1995.

PROPOSAL TO APPROVE AN AMENDMENT TO THE 1981 STOCK INCENTIVE AWARD PLAN

     The 1981 Stock Incentive Award Plan (the "1981 Plan") became effective in 1981 and is due to expire on September 22, 2001. The 1981 Plan is administered by a plan administrative committee consisting of the members of the Board's Compensation Committee. The committee is authorized to grant non-qualified stock options and/or restricted stock to such key managerial employees, at such times, in such amounts, and on such terms and subject to such restrictions as the committee deems appropriate to accomplish the purposes of the Plan.

     As of August 31, 1994, the end of the Company's fiscal year, there were approximately 177 employees eligible to participate in the 1981 Plan; approximately 170 employees hold options under the Plan as of that date. During the fiscal year ended August 31, 1994, options for 224,800 shares were granted to 134 employees on October 22, 1993 at an exercise price of $16.25 per share, an option for 7,000 shares was granted to one officer on April 13, 1994 at an exercise price of $12.50 per share, and options for 169,250 shares were granted to 121 employees on August 24, 1994 at an exercise price of $10.00.

     On October 11, 1994, the Board of Directors adopted an amendment to the 1981 Plan, and directed that the amendment be submitted to the stockholders for approval at the next annual meeting. The amendment (i) increases the number of shares of common stock available for award by 10% or 162,000 shares, from 1,620,000 shares to 1,782,000 shares, subject to anti-dilution adjustments, and
(ii) authorizes the committee, at the time of making a grant, to specify that a portion of the exercise price may be paid by delivery of a promissory note to the Company.

     The specific proposed amendment to the 1981 Plan is attached as Appendix A to this Proxy Statement.

     The reasons for the amendment are as follows:

     Of the 1,620,000 shares previously covered by the 1981 Plan, as of October 11, 1994 options were outstanding for a total of 1,114,000 shares at exercise prices ranging from $8.64 to $19.39 per share. A total of 420,306 shares have been issued upon the exercise of options (and 56,750 shares of restricted stock have been issued), and 28,944 shares remain available for grant of additional awards. It is anticipated that certain of the presently outstanding options will expire or lapse without exercise. The shares reserved for issuance upon exercise of those options will then become available for future grants. Nevertheless, the Company believes that the shares available and to become available will be insufficient to cover the remaining term of the Plan (until 2001), and it will be necessary and appropriate to adopt a new option plan within the next year or two. The purpose for increasing the number of authorized shares by 10%, or 162,000 shares, is to make available a sufficient number of shares for a special option grant (described below) and to cover anticipated needs until a new plan is adopted.

     Management and the Board of Directors deem it to be in the best interests of the Company and its stockholders for officers of the Company and its subsidiary to have a substantial equity investment in the Company. To assist the officers, the Board of Directors also adopted an amendment to Section 5(g) of the 1981 Plan to permit participants in the Plan, when specifically authorized by the Compensation Committee, to pay for shares in part by delivery of a promissory note to the Company.

     Section 5(g) of the 1981 Plan, as amended, states:

     "Method of Exercise"

     "Options may be exercised by giving written notice to the Treasurer of the Company, stating the number of shares of Common Stock with respect to which the option is being exercised and tendering payment therefor. Payment for Common Stock, whether in cash, other shares of Common Stock or other property, shall be made in full at the time that an option, or any part thereof, is exercised, or in such other manner and at such other time as the Committee shall authorize at the time of grant, including, without limitation, by delivery of a note of the individual exercising the option."

     The amendment added the underlined language.

     The Committee thereafter, on October 13, 1994, granted special short-term options to the officers of the Company and its subsidiary, exercisable only after approval of the Plan amendment by the stockholders and no later than February 1, 1995. The exercise price for these special options is $10.50 per share, the fair market value of the stock on the date of grant. Shares acquired upon exercise of these options must be held for at least two years. Up to 50% of the exercise price may be paid by a full-recourse promissory note being delivered to the Company. The notes will bear interest, payable quarterly, at the Company's borrowing rate. 15% of the principal will be payable annually, and the entire remaining principal will become due in 5 years or earlier if the officer's employment terminates or in the event of the transfer or sale of the shares.

     Options for a total of 100,000 shares were granted to 23 officers under this special grant, including options for 1,500, 5,000 and 5,000 shares, respectively for Messrs. Hewson, Kravis and Schwarz, and options for a total of 18,000 shares for six other executive officers of the Company.

     The Committee has no present plans to grant any further options permitting the use of promissory notes as partial payment for exercise of the options, but the amendment will permit them to do so, should circumstances warrant.

     The Board of Directors recommends a vote FOR approval and ratification of the amendment to the 1981 Stock Incentive Award Plan.

     The affirmative vote of the holders of not less than a majority of the outstanding common stock present in person or represented by proxy and entitled to vote at the meeting is required to adopt the proposal, which reads as follows:

     "RESOLVED: that the amendment to the Company's 1981 Stock Incentive Award Plan, as adopted by the Board of Directors, is hereby approved and ratified.

PROPOSAL TO APPROVE AN AMENDMENT TO THE MANAGEMENT INCENTIVE PLAN

     The Company's Management Incentive Plan ("MIP") provides annual incentive compensation opportunities to officers and upper management level participants based on Company performance, region and/or division performance and, for certain participants, personal performance. Under the MIP, annual targets are set by the Board of Directors and bonuses are awarded based on percentage attainment of the targets.

     Bonuses earned under the MIP have been payable in cash after the end of each fiscal year. On October 11, 1994, the Board of Directors, in order to encourage management employees to acquire ownership interests in the Company, adopted an amendment to the MIP permitting participants to elect to receive up to one-half of their earned bonus in Company common stock, and directed that the amendment be submitted for approval by the stockholders at the next annual meeting.

     A copy of the Amendment is attached as Appendix B to this proxy statement.

     Under the amendment, participants who so elect may receive Company common stock having a value equal to 120% of the cash value. Elections to receive common stock in lieu of cash as part of the bonus must be made prior to the end of the fiscal year (except that executive officers of the Company must make their election, if any, by February 28 of each fiscal year).

     Any shares of common stock awarded under the MIP must be held for at least two years. No more than 300,000 shares may be issued under the MIP.

     As of August 31, 1994, approximately 177 management employees were eligible to participate in the MIP. All of the eligible participants will be entitled to elect to receive common stock as part of their bonus. Common stock received as part of the bonus will be taxable to the participant based on the value of the stock received. Any taxes required to be withheld will be withheld from the cash portion of the participant's bonus.

     The Board of Directors recommends a vote FOR approval and ratification of the amendment to the Management Incentive Plan, in order to encourage management employees to acquire a further equity interest in the Company to align their interests with those of the other stockholders of the Company.

     The affirmative vote of holders of not less than a majority of the outstanding common stock present in person or represented by proxy and entitled to vote at the meeting is required for the adoption of the proposal, which reads as follows:

     "RESOLVED: that the amendment to the Company's Management Incentive Plan, in the form adopted by the Board of Directors on October 11, 1994, be and it is hereby approved and ratified."

EXECUTIVE COMPENSATION

The table and notes below show the compensation paid to the Chief Executive Officer and the four other highest-paid officers of the Company who served as such executive officers on August 31, 1994.


                          SUMMARY COMPENSATION TABLE

                                               Annual Compensation                   Long-term Compensation
                                      -------------------------------------    ----------------------------------
                                                                                     Awards
                                      -------------------------------------    ---------------------    Long-Term
                            Fiscal                                 Other       Restricted               Incentive
                             year                                 annual         stock                    Plan        All other
Name and principal          ended     Salary (1)     Bonus     compensation     Award(s)     Options     payouts     compensation
     Position                8/31        ($)          ($)         ($) (2)       ($) (4)        ($)       ($) (5)      ($) (2)(6)
- ---------------------------------------------------------------------------------------------------------------------------------
Joel D. Spungin              1994      431,667         --           (3)            --         45,000      41,198        11,416
Chairman and Chief           1993      420,500      201,344         (3)            --           --        37,683        13,243
Executive Officer            1992      401,975      262,006                        --         30,000      12,088

Jeffrey K. Hewson            1994      309,167         --           (3)            --         38,000      23,169         5,076
President and Chief          1993      286,250      119,074         (3)            --           --        14,283         6,382
Operating Officer            1992      268,750      158,125                      85,000       50,000        --

Ronald W. Weissman           1994      216,500       19,530         (3)            --           --        12,902         5,199
Executive Vice Pres.         1993      213,750       74,810         (3)            --           --        14,833         7,378
                             1992      207,500      107,625                        --          7,500       4,489

Allen B. Kravis              1994      188,469         --           (3)            --         21,000      11,451         4,559
Sr. Vice Pres., Chief        1993      175,250       65,260         (3)            --           --         9,834         6,494
Financial Officer            1992      158,583       81,488                      21,250       25,000       2,105

Steven R. Schwarz            1994      181,890       15,818         (3)            --         21,000       9,677           822
Sr. Vice President           1993      169,875       57,279         (3)            --           --         8,226         2,861
                             1992      152,250       66,500                      34,375       15,000         918

___________

(1) Includes compensation amounts earned during the fiscal year but deferred pursuant to Section 401(k) of the Internal Revenue Code under the Company's Profit Sharing PluSavings Plan.

(2) Disclosure of "Other annual compensation" and "All other compensation" is not required for the fiscal year ended August 31, 1992.

(3) No amounts of "Other annual compensation" were paid to any named executive officer, except for perquisites and other personal benefits which for each executive officer did not exceed the lesser of $50,000 or 10% of such individual's salary plus bonus.

(4) Restricted stock awards are valued at the market price on date of grant. Grants are made under the 1981 Stock Incentive Award Plan, and include tax withholding rights which permit the officer to elect to have shares withheld to satisfy federal, state and local tax withholding requirements when the shares become unrestricted, generally three years after the grant date.

     Dividends are paid on restricted shares at the same rate paid to all shareholders. On August 31, 1994, Mr. Schwarz held 2,500 shares of restricted stock valued at year-end market value for Common Stock of $9.50 per share, or a total value of $23,750.

(5) Includes payments from Executive Bonus Plan (as described within the Compensation Committee Report on page 14) of awards earned in prior years payable in three annual installments as shown below. Awards are partly (30%) in cash and partly (70%) in Share Units which are converted to and paid out in common stock. Cash payments include earnings on the cash amounts based on the Company's ROE or the treasury bill rate. Stock payments are valued at the stock price as of the date of the award of Share
     Units:


                       Spungin  Hewson   Weissman  Kravis  Schwarz
                       -------  -------  --------  ------  -------

           1994:
              Cash     $15,789  $ 8,885    $4,975  $4,402   $3,730
              Stock    $25,409  $14,284    $7,927  $7,049   $5,947
           1993:
              Cash     $13,224  $ 4,478    $5,173  $3,328   $2,687
              Stock    $24,460  $ 9,805    $9,659  $6,506   $5,539
           1992:
              Cash     $ 5,059        0    $1,878  $  880   $  386
              Stock    $ 7,029        0    $2,611  $1,225   $  532

(6) Includes (a)Company contributions to the Company's Profit Sharing PluSavings Plan (Mr. Spungin -0-, Mr. Hewson -0-, Mr. Weissman -0-, Mr. Kravis -0- and Mr. Schwarz -0-; and (b) premiums paid during 1994 for Split Dollar Life, Group Life and Accidental Death insurance policies (Mr. Spungin $11,416, Mr. Hewson $5,076, Mr. Weissman, $5,199, Mr. Kravis $4,559 and Mr. Schwarz $822.)

LONG-TERM INCENTIVE PLAN

   For Fiscal 1994, no bonuses were earned under the Company's long-term incentive plan, the Executive Bonus Plan (described in the Compensation Committee Report on page 17).

Options were granted during the fiscal year ended August 31, 1994 to all of the executives named in the Summary Compensation Table on October 22, 1993 and August 24, 1994. The following table contains information concerning such grants:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                               Potential realizable
                                        Individual Grants                        value at assumed
                    --------------------------------------------------------  annual rates of stock
                                  Percent of total                            price appreciation for
                      Options     options granted    Exercise or                 option term (5)
                    Granted (1)     to employees     base price   Expiration  ----------------------
       Name             (#)      in fiscal year (4)    ($/Sh)        Date        5%($)     10%($)
- ------------------  -----------  ------------------  -----------  ----------  ---------   ----------
Joel D. Spungin      25,000(2)          6.2%            16.25      10/21/99     138,164   313,447
                     20,000(3)          5.0%            10.00      08/23/98      43,101    92,820
Jeffrey K. Hewson    20,000(2)          5.0%            16.25      10/21/99     110,531   250,757
                     18,000(3)          4.5%            10.00      08/23/98      38,791    83,538
Ronald W. Weissman      -0-              --              --           --          --        --
Allen B. Kravis      12,000(2)          3.0%            16.25      10/21/99      66,319   150,454
                      9,000(3)          2.2%            10.00      08/23/98      19,396    41,769
Steven R. Schwarz    12,000(2)          3.0%            16.25      10/21/99      66,319   150,454
                      9,000(3)          2.2%            10.00      08/23/98      19,396    41,769

___________
(1) Options are granted under the 1981 Stock Incentive Award Plan at market price on the date of grant.

(2) Options granted October 22, 1993 become exercisable in four equal annual increments commencing October 21, 1994.

(3) Options granted August 24, 1994 become exercisable in three equal annual increments commencing August 23, 1995.

(4)  Based on 401,050 options granted to employees during the fiscal year.

(5) The amounts under the columns labeled "5%" and "10%" are included pursuant to certain rules of the Securities and Exchange Commission, and are not intended to forecast future appreciation, if any, in the price of the Company's stock. The actual value of the options will vary in accordance with the market price of the Company's common stock; any such variance will affect all stockholders commensurately.

  The following table contains information concerning option exercises during the last fiscal year by each of the named executive officers and the fiscal year end values:

         AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

                                                                                 Value of Unexercised
                    Shares                          Number of Unexercised            in-the-Money
                    acquired                          Options at FY-End          Options at FY-End (1)
                       on           Value         --------------------------  ---------------------------
      Name         exercise (#)   realized ($)    Exercisable  Unexercisable  Exercisable   Unexercisable
- ---------------    ------------   ------------    -----------  -------------  -----------   -------------
Joel D. Spungin         --            --             88,310        67,800        $6,192        $4,128
Jeffrey K.              --            --             47,000        71,000        $8,310        $5,540
 Hewson
Ronald W.               --            --             71,610        12,500        $5,160        $3,440
 Weissman
Allen B. Kravis         --            --             44,750        38,000        $3,840        $2,560
Steven R.               --            --             26,450        35,000        $3,870        $2,580
 Schwarz

___________
(1) The values given are based on the closing price of the Company's Common Stock on August 31, 1994 which was $9.50, less the exercise price, before payment of applicable income taxes.

EMPLOYMENT AGREEMENTS

     Joel D. Spungin has an employment and consulting agreement under which Mr. Spungin is to be employed at a salary of not less than $425,000, plus participation in all bonus, stock option and other benefit plans generally available to executive officers of the Company. The term of employment is until August 31, 1995, unless the agreement is extended or amended. Upon termination of the term of employment, other than by the Company for cause, the Company will retain Mr. Spungin as a consultant for a ten-year period commencing at the completion of the term of employment, to render such advisory and consulting services as the Company may reasonably request. The compensation payable to Mr. Spungin during each year of the consulting period will be equal to two-thirds of the highest compensation Mr. Spungin received during any one of the five fiscal years preceding the commencement of the consulting term, but not to exceed $550,000 per year. In the event of a change in control of the Company of the type required to be reported under the Securities Exchange Act of 1934, as amended, (1) Mr. Spungin may elect to have the Company establish a trust funded with an amount sufficient to provide the payments due Mr. Spungin under the agreement and (2) Mr. Spungin will be entitled to be paid an amount equal to the amount of any excise tax which may be imposed on Mr. Spungin by Section 4999 of the Internal Revenue Code of 1986 ("Code") together with any amount necessary to satisfy any federal, state and local income tax arising therefrom. Upon Mr. Spungin's death during the employment term, consulting period or thereafter, his wife, if living, will receive one-half of the consulting payments to which Mr. Spungin was entitled annually for ten years following his death, or until her earlier death. A trust has been established by the Company, and a life insurance policy has been purchased by the company to be held by the trust, to provide for the Company's obligations to Mrs. Spungin under the agreement.

     Employment and consulting agreements have been entered into with Messrs. Hewson, Weissman, Kravis, Schwarz and four other current executive officers not individually named in the Summary Compensation Table on page 12. The agreements generally provide for annual compensation of not less than the officer's salary at the time the employment agreement was made, plus participation in all bonus, stock option and other benefit plans generally available to executive officers of the Company. The term of employment is for two years, and is extended one day for each day of employment since the date of the agreement, so that in effect there is continuously two years remaining on the term of employment. Either party may terminate the agreement for any reason by giving a two year Notice of Termination. Otherwise, if the officer's employment should be terminated by the Company, other than for cause, or if the officer should terminate for good reason, or in the event of his disability, the officer will be entitled to be paid an amount equal to twice the highest compensation he had received during any one of the three calendar years preceding the termination, payable in 24 equal monthly installments. If not sooner terminated, the employment agreement will end when the officer reaches age 65 at which time the officer may choose to become a consultant to the Company for a period of four years at one-half of his annual compensation. The agreement terminates in the event of death. The agreement also contains provisions restricting the disclosure of proprietary materials and confidential information and restricts the officer from being employed by or consulting with any competing firm during the employment term and for up to two years thereafter. In April 1991, at the time he became president of the Company, Mr. Hewson's agreement was amended to provide that if his employment is not terminated voluntarily without good reason or by the Company for cause within six months after a change in control of the Company, the term of employment will become three years rather than two years. Effective September 1, 1994, Mr. Weissman's contract terminated by mutual agreement and Mr. Weissman took early retirement.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors is made up entirely of outside Directors. The Committee is responsible for recommending to the Board of Directors annual competitive base compensation structures, and appropriate bonus payouts for officers and senior management based on performance, and awards under the Company's Stock Incentive Award Plan to align long-term executive compensation with the interests of shareholders.

PHILOSOPHY

     The Compensation Committee is guided by the following principles:

     . Compensation programs are designed to provide competitive base salaries, annual incentive, and long-term rewards when Company objectives are met. The Company uses stock options and restricted stock grants primarily to align management's interests with those of the Company's shareholders.

     . Compensation programs are designed simply, whenever possible, for ease of understanding. Participants are fully informed about what the possible rewards are, and what they must do to earn them.

     . Total compensation is aimed at being competitive with an appropriate comparative group of companies. Hewitt Associates, an outside compensation consultant, works closely with management and reports to the Compensation Committee on how the Company's compensation practices compare to the practices within the comparative companies.

COMPONENTS OF OVERALL COMPENSATION

     The Compensation Committee considers several factors when determining compensation of executives, other officers, and senior managers.

     . Company Performance - The Committee sets, in conjunction with the Board of Directors, annual earnings, return to shareholders' equity targets, which are used in determining the level of incentive awards.

PROFIT SHARING PLUSAVINGS PLAN

     The Company has a qualified Profit Sharing Plan in which all salaried employees and certain hourly paid employees of the Company and its subsidiaries are eligible to participate following completion of six consecutive months of employment. The Profit Sharing Plan provides for annual contributions by the Company in an amount determined by the Board of Directors. The Plan consists of a "Basic Contribution," "Excess Contribution" and "Matching Contributions." The Basic Contribution is allocated based on the ratio of each participant's earnings to the earnings of all participants for the year. Allocations under the Excess Contribution are based upon participants' earnings in excess of 85% of the Social Security Taxable Wage Base. The portion vested under the Basic Contribution described above will be immediately fully vested in the participant's account. The portion described under the Excess Contribution vests 10% each year for the first four years and 20% per year thereafter, until fully vested after seven years. Upon retirement, death or disability, a participant or his beneficiary is entitled to the entire amount of his account. A participant whose employment terminates for any reason other than retirement, death or disability is entitled to only the vested portion of his account. The plan also permits employees to have contributions made as 401(k) salary deferrals on their behalf and to make after-tax voluntary contributions.

     There was no Company contribution to the Profit Sharing PluSavings Plan for the year ended August 31, 1994 (except for the Matching Contributions described below).

     The Plan provides that the Company may match employee contributions made as 401(k) salary deferrals. The Company is contributing $.25 for each $1.00 of pre-tax employee contributions, on contributions up to 4% of eligible wages. For the year ended August 31, 1994, the Company paid $494,347 in matching contributions.

PENSION PLANS

     The Company and its subsidiary maintain noncontributory pension plans covering substantially all employees. Employees are eligible to participate following the conclusion of twelve consecutive months of employment and the attainment of age 21. The Pension Plan provides for annual retirement benefits at age 65 equal to one percent of an employee's career-average annual compensation (as reported to the Internal Revenue Service) multiplied by the number of years of credited service up to a maximum of 40 years; however, an employee's annual compensation for each year of service prior to September 1989, is deemed to be the compensation earned by such employee during the twelve month period ending on August 31, 1989. Employees' pension rights fully vest after five years of service. These benefits are in addition to normal Social Security retirement benefits. Alternative benefit options of early retirement, joint and survivor annuity, and disability are also available. All such options are of actuarially equivalent value to the basic pension. The normal retirement age under this plan is 65. The Pension Plan contribution accrued for the fiscal year ended August 31, 1994 was $1,705,817.

     United also maintains a number of retirement benefit plans for its employees who are covered under collective bargaining agreements.


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

     The following table sets forth the estimated annual benefits upon retirement at age 65 under the pension plan to the five executive officers individually named in the Summary Compensation Table on page 12 (calculated on the basis of estimated years of service at retirement age and levels of compensation paid in calendar year 1994, assuming 5.5% compounded annual increases):


                                 Estimated Annual Pension
         Name of Participant          at Retirement
         -------------------     ------------------------
         Joel D. Spungin                 $150,493
         Jeffrey K. Hewson               $ 37,607
         Ronald W. Weissman              $ 65,071
         Allen B. Kravis                 $ 43,818
         Steven R. Schwarz               $ 85,042


     As of August 31, 1994, the credited years of service under the Pension Plan for the five individuals named were as follows: Mr. Spungin, 36 years; Mr. Hewson, 4 years; Mr. Weissman, 26 years; Mr. Kravis, 19 years and Mr. Schwarz, 17 years.

     The Company's contributions to the Pension Plan are not allocated to the accounts of the individual participants.

SUPPLEMENTAL BENEFITS PLAN

     The Board of Directors has adopted a nonqualified unfunded program ("Supplemental Benefits Plan") to provide for the payment to individuals of benefits which would otherwise be payable under the Company's Pension Plan and Profit Sharing PluSavings Plan but which may not be paid under such plans due to limits imposed by Sections 401(a)(17) and 415 of the Internal Revenue Code. In addition, the plan also provides that a participant in the plan who has reached 40 years of service and age 65, but continues as an employee (for example, under a consulting agreement) would be able to elect to receive, upon retirement, the lump sum amount to which he or she would have been entitled had retirement begun at age 65. As of September 1, 1994, Messrs. Spungin, Hewson, Weissman, Kravis, and Schwarz would be entitled to receive potential annual pension payments, pursuant to the Supplemental Benefits Plan, of approximately $93,089, $109,434, $4,303, $17,625 and $79,031 respectively, commencing at normal retirement age.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Melvin L. Hecktman, who resigned as vice chairman of the Company effective September 1, 1993, has a consulting agreement with the Company by which Mr. Hecktman, until February 28, 1995, will receive annual compensation of $275,000, plus participation in all bonus and other benefit plans generally available to executive officers of the Company. The amount of his consulting compensation is subject to reduction by the amount of compensation he may receive from new employment. Under the terms of the consulting agreement, Mr. Hecktman will render such advisory and consulting services as requested by the Company. If Mr. Hecktman dies during the consulting term, his wife shall receive one-half of the consulting payments to which Mr. Hecktman is entitled, such payments to his wife to continue for the balance of Mr. Hecktman's consulting term or until her earlier death. Mr. Hecktman is restricted from disclosing proprietary materials and confidential information. In addition, Mr. Hecktman is restricted from being employed by or consulting with any competing firm during the consulting period.

     Mr. Coolidge, a director of the Company, is a partner of William Blair
& Company, which from time to time has rendered investment banking and related services to the Company, for which the Company has paid customary fees.


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